SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 11, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia to publish first quarter 2013 interim report on April 18, 2013; includes certain changes to historical comparative financials due to IFRS accounting standard amendment

PRESS RELEASE

April 11, 2013

Nokia to publish first quarter 2013 interim report on April 18, 2013; includes certain changes to historical comparative financials due to IFRS accounting standard amendment

Nokia Corporation
Stock Exchange Release
April 11, 2013 at 13.00 (CET +1)

Espoo, Finland - Nokia will publish its first quarter 2013 interim report on Thursday, April 18, 2013 at approximately 1pm Finnish time (CET+1). The release will be made available on the Nokia website.

As indicated in our 2012 annual report, the historical comparative financials presented in the interim report will include certain changes to previously reported information. These changes result from retrospective application of an amendment to IFRS accounting standard IAS19, Employee Benefits and mainly relate to consolidated statements of financial position and comprehensive income.

Nokia’s analyst conference call will begin at 3pm Finnish time. A webcast of the conference call will be available at http://investors.nokia.com. Media representatives can view the webcast or listen in at +1 706 634 5012, conference ID 24234429.

Nokia publishes only a summary of its interim reports in stock exchange releases. The stock exchange releases include a link to the relevant complete interim report with tables in PDF-format. The complete first quarter 2013 interim report with tables will be available at http://www.results.nokia.com/results/Nokia_results2013Q1e.pdf. Investors should not rely on summaries of our interim reports only, but should review the complete interim reports with tables.

Additionally, the complete interim reports with tables will be available shortly after publication at http://www.nokia.com/financials, where you may also access our past quarterly and annual financial reports.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal